Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management discussion and analysis (“MD&A”) of Correvio Pharma Corp. (“Correvio”, “we”, “us” or “our”) for the three and nine-month periods ended September 30, 2018 is as of November 5, 2018. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. As a foreign private issuer that files its continuous reports under the U.S./Canada Multijurisdictional Disclosure System, Correvio is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A should be read in conjunction with our unaudited interim consolidated financial statements for the three and nine months ended September 30, 2018 and the related notes thereto. Our interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All amounts are expressed in U.S. dollars unless otherwise indicated.

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and applicable Canadian securities laws regarding expectations of our future performance, liquidity and capital resources, as well as marketing plans, future revenues from sales of branded products Aggrastat®, Brinavess®, Esmocard® and Esmocard Lyo®, Trevyent®, Xydalba™ and Zevtera®/Mabelio®, whether we will receive, and the timing and costs of obtaining regulatory approvals in the United States, Europe and other countries, the clinical development of our product candidates, including clinical trials for Brinavess® in China and publication of results from our observational study in the European Union, the anticipated timing of an NDA resubmission for Brinavess®, the anticipated milestone payments to Basilea Pharmaceutica International Ltd., the submission of regulatory filings for Trevyent® in Europe, the anticipated use of financial resources and net proceeds from financings, the availability of future proceeds under the CRG Term Loan (as defined herein) and other non-historical statements, which are based on our current expectations and beliefs, including certain factors and assumptions, as described in our most recent Annual Information Form and Annual Report on Form 20-F, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form and Annual Report on Form 20-F. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to Correvio, including our most recent Annual Report on Form 20-F filed with the United States Securities Exchange Commission (the “SEC”), and our most recent Annual Information Form, is available by accessing the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov or the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com.

EXPLANATORY NOTE

Correvio was incorporated on March 7, 2018, under the laws of the Canada Business Corporations Act, in connection with a reorganization of Cardiome Pharma Corp. (“Cardiome”) by way of a plan of arrangement (the “Arrangement”). On March 19, 2018, Correvio entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Cipher Pharmaceuticals Inc. ("Cipher") and Cardiome. Under the terms of the agreement, Cipher acquired Cardiome’s Canadian business portfolio in exchange for cash consideration of C$25.5 million, of which C$24.5 million was received upon closing of the transaction on May 15, 2018. As a result of the Arrangement, Correvio acquired, and currently holds, all of Cardiome’s pre-transaction assets and assumed liabilities, including the C$24.5 million in cash consideration, but excluding the Canadian business portfolio. Correvio will receive the additional C$1.0 million of consideration in C$0.25 million increments, in each of the four successive quarters subsequent to closing, the first of which was received in August 2018. Pursuant to the Arrangement, Cardiome shareholders received common shares, on a one-for-one ratio, of Correvio. Correvio obtained a substitution listing on the Nasdaq stock market and on the Toronto Stock Exchange and has succeeded to Cardiome’s reporting obligations.

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OVERVIEW

Correvio is a specialty pharmaceutical company dedicated to offering patients and healthcare providers innovative therapeutic options that effectively, safely, and conveniently manage acute medical conditions to improve health and quality of life. Correvio (formerly known as Cardiome Pharma Corp.) began as a research and development company based in Vancouver, British Columbia, Canada. In November 2013, we acquired Correvio LLC, a privately held pharmaceutical company headquartered in Geneva, Switzerland, and its subsidiaries, thereby acquiring the marketing rights to Aggrastat® outside of the United States. We then shifted our focus to become a specialty pharmaceutical company. We strive to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. We currently have two marketed, in-hospital cardiology products, Aggrastat® (tirofiban hydrochloride) and Brinavess® (vernakalant IV). In addition, we have licensed the marketing rights to the following products: Esmocard® and Esmocard Lyo® (esmolol hydrochloride); a pre-registration drug/device combination product, Trevyent® (treprostinil sodium); a European-approved antibiotic, Xydalba™ (dalbavancin); and a cephalosporin antibiotic, Zevtera®/Mabelio® (ceftobiprole medocaril sodium).

Aggrastat® is a reversible GP IIb/IIIa inhibitor (an intravenous anti-platelet drug) for use in patients with Acute Coronary Syndrome. Aggrastat® is commercially available in markets outside of the United States and is currently registered and approved in more than 60 countries worldwide.

Brinavess® is a novel, relatively atrial-selective antiarrhythmic agent, which was approved in the European Union in September 2010 and is currently registered and approved in over 40 countries (not including the United States) for the rapid conversion of recent onset atrial fibrillation (“AF”) to sinus rhythm in adults, for non-surgery patients with AF of seven days or less and for use in post-cardiac surgery patients with AF of three days or less. Brinavess® is mentioned as a first-line therapy in the European Society of Cardiology AF guidelines for the cardioversion of recent onset AF in patients with no, or minimal/moderate, structural heart disease.

Both Aggrastat® and Brinavess® are commercially available outside of the United States, through our own direct sales force within Europe as well as through our global distributor and partner network in the Middle East, Latin America, Asia and Africa. We have a comprehensive global distributor and partner network that allows our products to be commercialized in many countries worldwide.

Esmocard® and Esmocard Lyo® (“Esmocard®”), a short acting beta blocker, is indicated for the treatment of supraventricular tachycardia (except for pre-excitation syndromes) and for the rapid control of the ventricular rate in patients with atrial flutter (“AF”) in perioperative, postoperative, or other circumstances where short-term control of the ventricular rate with a short-acting agent is desirable. Esmocard® is also indicated for tachycardia and hypertension occurring in the perioperative phase and non-compensatory sinus tachycardia where, in the physician’s judgement, the rapid heart rate requires specific intervention. Esmocard® is not intended for use in chronic settings. We have launched Esmocard® in Italy and France.

Trevyent® is a development stage drug/device combination product that combines SteadyMed Ltd’s (“SteadyMed”) PatchPump™ technology, a drug delivery device, with treprostinil, a vasodilatory prostacyclin analogue to treat pulmonary arterial hypertension (“PAH”). PatchPump™ is a proprietary, disposable, parenteral drug administration platform that is prefilled and preprogrammed at the site of manufacture. SteadyMed was acquired by United Therapeutics Corporation on August 30, 2018.

Xydalba™ was approved by the European Medicines Agency (the “EMA”) in February 2015 as a treatment for Acute Bacterial Skin and Skin Structure Infections (“ABSSSI”) in adults. Dalbavancin is commercialized under the trade name Xydalba™ in certain countries outside the United States and Dalvance® in the United States. We have launched Xydalba™ commercially in Germany, the United Kingdom, France, Ireland, Finland, Luxembourg, Spain and Sweden, and we expect to commercialize it in Belgium, the Netherlands, and Switzerland.

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Zevtera®/Mabelio® is a cephalosporin antibiotic for intravenous administration with rapid bactericidal activity against a wide range of Gram-positive and Gram-negative bacteria, including methicillin-susceptible and resistant Staphylococcus aureus (MSSA, MRSA) and susceptible Pseudomonas spp. Zevtera®/Mabelio® is currently approved for sale in 13 European countries and several non-European countries for the treatment of adult patients with community-acquired pneumonia (CAP) and hospital-acquired pneumonia (HAP), excluding ventilator-associated pneumonia (VAP). Zevtera®/Mabelio® is currently marketed in Germany, Italy, the United Kingdom, France, Austria, Spain and Switzerland.

Aggrastat®

Aggrastat® contains tirofiban hydrochloride, which is a reversible GP IIb/IIIa inhibitor. Aggrastat® is indicated for the prevention of early myocardial infarction in adult patients presenting with acute coronary syndromes without ST elevation (“NSTE-ACS”) with the last episode of chest pain occurring within 12 hours and with electrocardiogram changes and/or elevated cardiac enzymes. Patients most likely to benefit from Aggrastat® treatment are those at high risk of developing myocardial infarction within the first three to four days after onset of acute angina symptoms including, for instance, those that are likely to undergo an early percutaneous coronary intervention (“PCI”). Aggrastat® is also indicated for the reduction of major cardiovascular events in patients with acute myocardial infarction (“STEMI”) intended for primary PCI. Aggrastat® is intended for use with acetylsalicylic acid (“ASA”) and unfractionated heparin. It works by preventing platelets, cells found in the blood, from forming into blood clots within the coronary arteries and obstructing blood flow to the heart muscle which can result in a heart attack. The medicine may also be used in patients whose heart vessels are dilated with a balloon (percutaneous coronary intervention), a procedure used to open up blocked or obstructed arteries in the heart in order to improve the blood flow to the heart muscle (myocardium) with or without the placement of a coronary stent. Aggrastat® is administered intravenously and has been on the market for many years.

Applications for the extension of the indication statement for Aggrastat® are continuing worldwide. In January 2018, we announced a label expansion for Aggrastat® in China to include patients with STEMI. In addition, a high dose bolus regimen for Aggrastat® was approved in China.

In December 2017, we announced the signing of a license and distribution agreement with ZAO Firma Euroservice that will advance Aggrastat® towards registration and commercialization in Russia.

Brinavess®

North America

In December 2006, our former partner, Astellas Pharma US, Inc. (“Astellas”), filed a New Drug Application (“NDA”) for vernakalant (IV) with the U.S. Food and Drug Administration (“FDA”). In August 2008, the FDA notified Astellas that the application was approvable. After discussions between the FDA and Astellas, a confirmatory Phase 3 clinical trial (“ACT 5") was initiated in October 2009 under a Special Protocol Assessment. In October 2010, a clinical hold was placed on the vernakalant IV program following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with AF who received vernakalant (IV). The ACT 5 study was terminated. In 2013, when sponsorship of the U.S. Investigational New Drugs (“INDs”) for vernakalant (IV) and vernakalant (oral) and the NDA for vernakalant (IV) were transferred to us from Merck Sharp & Dohme (“MSD”), we initiated discussions with the FDA to determine the next steps for the development of vernakalant (IV) in the United States. Following completion of additional nonclinical studies in 2017, we proposed resubmission of the NDA based on six years of accumulated safety data from sales of Brinavess® in 33 countries, augmented by interim results from over 1,100 patients enrolled in the post-approval safety study (“PASS”) being conducted in Europe, SPECTRUM (PASS). In August 2017, we received the FDA’s Cardiorenal Division response indicating that they did not agree that the data supported NDA resubmission. In April 2018, we announced the completion of enrollment of the 2,000-patient PASS. Following a request for a Type A meeting with the FDA, in June 2018, we received a written response from the FDA regarding the regulatory path forward. The FDA informed us that it would be permissible to resubmit the Brinavess® NDA and agreed that we may schedule a Pre-NDA meeting. In October 2018, we met with the FDA to discuss the content and format of the NDA resubmission. Based on these discussions, we anticipate re-filing the NDA in the second quarter of 2019. We do not plan on pursuing any further development of the vernakalant (oral) program.

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On October 29, 2018, we announced that, pending approval of Brinavess® by the FDA, Brinavess® may qualify for up to a 5-year patent extension from the U.S. Patent and Trademark Office.

Rest of World (Outside North America)

In April 2009, we entered into two collaboration and license agreements (the “Collaboration Agreements”) with MSD for the development and commercialization of vernakalant. The Collaboration Agreements provided an affiliate of MSD with exclusive rights outside of North America to vernakalant (IV).

Under the terms of the Collaboration Agreements, MSD paid us an initial fee of $60 million. In addition, we were eligible to receive up to an additional $200 million in payments, of which we received $45 million. In July 2009, MSD submitted a Marketing Authorization Application (“MAA”) to the EMA seeking marketing approval for vernakalant (IV) in the European Union. In September 2010, vernakalant (IV) received marketing approval under the trade name Brinavess® in the European Union, Iceland and Norway. After receipt of marketing approval, MSD began its commercial launch of Brinavess® in a number of European countries.

In September 2012, MSD gave notice to us of its termination of the Collaboration Agreements. In April 2013 we took responsibility for worldwide sales, marketing, and promotion of vernakalant (IV) and in September 2013 we completed the transfer of commercialization responsibility for Brinavess® in the European Union and of the responsibility to complete the post-marketing study for Brinavess®.

In December 2014, Eddingpharm (Asia) Macao Commercial Offshore Limited (“Eddingpharm”) acquired rights to develop and commercialize Brinavess® in China, Taiwan, Macau and Hong Kong. Eddingpharm is responsible for any clinical trials and regulatory approvals required to commercialize Brinavess® in the countries covered by the agreement. In May 2018, Eddingpharm enrolled its first patient in a Phase 3 clinical study evaluating Brinavess®. Approximately 240 patients are expected to be enrolled at an estimated 30 clinical trial sites in China. In August 2018, Brinavess® was selected by the China Food and Drug Administration’s Center for Drug Evaluation as one of 48 therapies assessed as “clinically urgently needed new drugs” and consequently, potentially eligible for priority review.

In January and March 2016, we filed MAAs with the Kingdom of Saudi Arabia’s Saudi Food and Drug Authority and the United Arab Emirates’ (“UAE”) Ministry of Health, respectively, seeking approval of Brinavess®. In 2018, the MAA was approved in the UAE.

In November 2017, we announced the launch of Brinavess® in South Africa. In February 2018, our partner ATCO Laboratories Ltd. filed an MAA in Pakistan seeking approval of Brinavess®.

In August 2018, we announced results from a clinical survey assessing patients with acute AF in Belgian hospitals demonstrating reduced hospitalization in patients treated with Brinavess®. As a result of these data, Brinavess® received reimbursement approval from the National Institute for Health and Disability Insurance in Belgium.

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Clinical Development and Post-Approval Studies

We have completed a post-approval safety study in the European Union as part of our follow-up measures with the EMA. This 2,000-patient observational study has collected information about patients receiving Brinavess®, to characterize the normal use and dosing of the product, and to provide better estimates of the incidence of medically significant health outcomes of interest.

In September 2018, we reported preliminary results of the study. Zero deaths were reported and safety outcomes of interest were observed in 0.8% (95% confidence interval: 0.5% - 1.4%) of cases. Over 70% (95% confidence interval: 68.1% - 72.2%) of AF episodes were successfully converted to sinus rhythm in a median time to conversion of 11 minutes. We expect that the full clinical study report will be available during the fourth quarter of 2018. We plan to publish this data.

Esmocard® and Esmocard Lyo®

In May 2015, we entered a commercialization agreement with AOP Orphan Pharma (“AOP”) to sell AOP’s cardiovascular products, Esmocard® and Esmocard Lyo® in Italy and France.

Esmocard® is indicated for the treatment of supraventricular tachycardia (except for pre-excitation syndromes) and for the rapid control of the ventricular rate in patients with AF in perioperative, postoperative, or other circumstances where short-term control of the ventricular rate with a short-acting agent is desirable. Esmocard® is also indicated for tachycardia and hypertension occurring in the perioperative phase and non-compensatory sinus tachycardia where, in the physician’s judgement the rapid heart rate requires specific intervention. Esmocard® is not intended for use in chronic settings.

Trevyent®

In June 2015, we entered into an exclusive license and supply agreement (the “License Agreement”) with SteadyMed to commercialize the development-stage product Trevyent® (treprostinil) in Europe and the Middle East. Pursuant to the License Agreement, SteadyMed granted us an exclusive royalty-bearing license to register and commercialize Trevyent® in Europe and the Middle East if Trevyent® is approved for the treatment of PAH. Under the License Agreement, SteadyMed will receive up to $12.3 million in connection with regulatory and sales milestones, including an upfront payment of $3 million.

PAH is a medical condition affecting the heart and lungs. People who have PAH develop high blood pressure (hypertension) in the arteries of their lungs (the pulmonary arteries). PAH worsens over time and is life-threatening because the pressure in a patient’s pulmonary arteries rises to dangerously high levels, putting a strain on the heart. There is no cure for PAH, but several medications are available to treat symptoms, such as Remodulin® (treprostinil sodium), the market-leading prostacyclin PAH therapy.

Trevyent® is a development stage drug/device combination product that combines SteadyMed’s PatchPump™ technology with treprostinil, a vasodilatory prostacyclin analogue to treat PAH. PatchPump™ is a proprietary, disposable, parenteral drug administration platform that is prefilled and preprogrammed at the site of manufacture.

In January 2016, we announced that the EMA approved our request to review Trevyent® under the Centralised Authorisation Procedure drug review process. This procedure results in a single marketing authorization that is valid in all 28 European Union countries and three European Economic Area countries.

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In April 2017, we announced that SteadyMed completed a successful clinical study of Trevyent®. The study enrolled 60 healthy adult volunteers in an in-clinic setting designed to examine the performance of the PatchPump™ used by Trevyent®. The goals of the study were to evaluate the safety and performance functions of the PatchPump™ delivery system as well as the tolerability of the on-body application of the product. According to SteadyMed, the results indicated that the PatchPump™ devices performed as intended in all categories of evaluation, including dose accuracy and precision.

In July 2017, we announced that SteadyMed submitted an NDA to the FDA for Trevyent® in the United States. On August 31, 2017, SteadyMed announced that they received a Refusal to File (“RTF”) letter from the FDA relating to the NDA. In December 2017, SteadyMed announced that they had reached agreement with the FDA on the work necessary to resubmit its NDA. SteadyMed expects the NDA submission to occur before the end of 2018. We plan to submit regulatory filings for Trevyent® in Europe following SteadyMed’s NDA resubmission to the FDA.

Xydalba™

In May 2016, we announced the execution of an exclusive license agreement with Allergan plc (“Allergan”), for the rights to commercialize dalbavancin (branded Dalvance® in the United States, where it is marketed by Allergan, and Xydalba™ in the rest of the world) in the United Kingdom, Germany, France, Denmark, Iceland, Finland, Malta, Norway, Sweden, Belgium, the Netherlands, Luxemburg, Ireland and Switzerland. Xydalba™ fits our commercial footprint as a differentiated, specialty in-hospital drug. In December 2016, we initiated the launch of Xydalba™ in the United Kingdom and Germany, and in February 2017, we initiated the launch of Xydalba™ in France. In June 2017, we announced that we entered into a license and distribution agreement with Tzamal Medical Ltd. to advance the commercialization of Xydalba™ in Israel. In October 2017, we initiated the launch of Xydalba™ in Sweden, Finland and the Republic of Ireland.

Xydalba™ is a second generation, semi-synthetic lipoglycopeptide. Xydalba™ is the first and only IV antibiotic approved in Europe for the treatment of ABSSSI with a single dose regimen of 1500 mg administered over 30 minutes or a two-dose regimen of 1000 mg followed one week later by 500 mg, each administered over 30 minutes. This dosing regimen makes it possible to treat patients with ABSSSI in an outpatient setting with 100% compliance, avoiding hospitalization or potentially allowing earlier discharge, without compromising efficacy. Xydalba™ demonstrates bactericidal activity in vitro against a range of gram-positive bacteria, such as Staphylococcus aureus (including methicillin-resistant, also known as MRSA, strains) and Streptococcus pyogenes, as well as certain other staphylococcal and streptococcal species.

Zevtera®/Mabelio®

In September 2017, we entered into a distribution and license agreement with Basilea Pharmaceutica International Ltd. (“Basilea”), for the rights to commercialize Zevtera®/Mabelio® (ceftobiprole medocaril sodium) in 34 European countries and Israel. Zevtera®/Mabelio® is a cephalosporin antibiotic for intravenous administration with rapid bactericidal activity against a wide range of gram-positive and gram-negative bacteria, including methicillin-susceptible and resistant Staphylococcus aureus (MSSA, MRSA) and susceptible Pseudomonas spp. Zevtera®/Mabelio® is currently approved for sale in 13 European countries and several non-European countries for the treatment of adult patients with community-acquired pneumonia (CAP) and hospital-acquired pneumonia (HAP), excluding ventilator-associated pneumonia (VAP). As consideration for the rights and licenses granted, we made an upfront payment of CHF 5.0 million ($5.2 million) to Basilea. Additional payments will be due to Basilea upon the achievement of various milestones. Royalty payments may also be due to Basilea based on achievement of pre-determined levels of annual net sales.

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Product Portfolio

The following table summarizes our portfolio of products and product candidates:

Program	Stage of Development
Aggrastat® outside of the United States	Approved in more than 60 countries worldwide.
Brinavess® outside of the United States	Approved in approximately 40 countries worldwide, including those in the European Union.

Brinavess™ U.S.	On clinical hold. Pre-NDA meeting completed in October 2018. NDA resubmission planned for second quarter of 2019.
Esmocard® and Esmocard Lyo®	Approved in France and Italy.
Trevyent®	Pre-registration worldwide. NDA resubmission to the FDA by SteadyMed expected to occur before the end of 2018.
Xydalba™	Centrally approved in the European Union. MAA filed in Switzerland and pre-registration in the Middle East.
Zevtera®/Mabelio®	Approved in 13 European countries and several non-European countries.

CORPORATE UPDATE

Arrangement Agreement

On March 19, 2018, we entered into the Arrangement Agreement with Cipher and Cardiome. Pursuant to the Arrangement, among other steps and procedures, the following transactions occurred:

•	All of Cardiome’s outstanding common shares were assigned and transferred to us in exchange for our common shares. Following the completion of the share exchange, each of Cardiome’s shareholders holds the same pro rata interest in us as they held in Cardiome immediately prior to such share exchange.
•	All of Cardiome’s assets and liabilities, other than the Canadian business portfolio and Canadian income tax losses acquired by Cipher, was transferred to and assumed by us.

On May 9, 2018, we received shareholder approval in favor of the Arrangement. The transaction closed on May 15, 2018 and we received C$24.5 million immediately upon closing. We will also receive C$1.0 million in increments of C$0.25 million in each of the four successive quarters subsequent to closing, the first of which was received in August 2018.

The consolidated financial statement information for all periods presented herein include the consolidated operations of Cardiome until May 15, 2018 and the operations of Correvio thereafter. For accounting purposes, the consolidated financial statement information includes the consolidated historical operations and changes in the consolidated financial position of Cardiome to May 15, 2018 and those of Correvio thereafter. The consolidated balance sheet information presented herein as at December 31, 2017 is that of Cardiome and its subsidiaries.

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Amendment to the Term Loan Agreement with CRG-Managed Funds

On May 11, 2017, we amended the terms of our term loan agreement (the “first amendment”) with CRG-managed funds (the “CRG Term Loan”). Under the terms of the amended agreement, up to $50.0 million is available to us consisting of four tranches bearing interest at 13% per annum. The first tranche of $20.0 million was drawn on June 13, 2016 when we entered into the original term loan agreement and was used to extinguish existing long-term debt from Midcap Financial LLC (“Midcap”) and for general corporate purposes. A second tranche of $10.0 million was drawn on the date of the first amendment. A third tranche of $10.0 million was drawn on August 8, 2017. The fourth tranche was never drawn. The loan matures on March 31, 2022. Under the terms of the agreement, an interest-only period is provided such that principal repayment begins in June 2020. If certain revenue milestones are met by us, the interest-only period may be extended such that there is only one principal payment at maturity.

Under the first amendment, interest is payable on a quarterly basis through the full term of the loan. Interest payments may be split, at our option, between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans until March 31, 2020. Subsequent to March 31, 2020, interest shall be payable entirely in cash. If certain revenue milestones are met by us, the period in which we, at our option, may split our interest payments between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans may be extended to March 31, 2022. On the maturity date, a back-end facility fee of 8% of the aggregate amount of the term loan, including any paid in-kind interest, will be payable to CRG. During the three and nine months ended September 30, 2018, we accrued in-kind interest of $0.4 million and $1.2 million, respectively.

In consideration for the first amendment, 700,000 warrants with a strike price of $4.00 per common share were issued to CRG as of the date of the first amendment. The warrants may also be exercised on a “net” or “cashless” basis and have a term of 5 years.

We are required to meet certain annual revenue covenants, starting with the year ending December 31, 2016. If the revenue covenants are not met, we may exercise a cure right within 90 days of year-end by issuing additional common shares in exchange for cash or by borrowing subordinated debt in an amount equal to two times the difference between the minimum required revenue and our revenue. The cash received from the cure right would be used to repay the principal.

On March 27, 2018, we entered into an agreement with CRG to amend the terms of the loan to adjust the annual revenue covenants (the “second amendment”). In consideration for the second amendment, we issued 800,000 warrants with a strike price of $2.50 per common share to CRG as of the date of the second amendment. The warrants may also be exercised on a “net” or “cashless” basis and have a term of 5 years.

On May 15, 2018, the CRG Term Loan was amended in connection with the Arrangement; the borrower named in the CRG Term Loan was amended from Cardiome to Correvio.

We were in compliance with the amended annual revenue covenants for the years ended December 31, 2017 and 2016. We are also required to meet an ongoing minimum liquidity covenant. As of the date of this MD&A, we are in compliance with this minimum liquidity covenant.

Base Shelf Prospectus

On July 5, 2018, we filed a short form base shelf prospectus with the securities regulatory authorities in Canada, other than Quebec, and with the SEC under a registration statement on Form F-10 (together, the “Base Shelf Prospectuses”). The Base Shelf Prospectuses provide for the potential offering in Canada and the United States of up to an aggregate of $250.0 million of our common shares, preferred shares, debt securities, warrants, subscription receipts and units from time to time over a 25-month period.

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At Market Issuance Sales Agreement

On July 10, 2018, we filed a prospectus supplement pertaining to sales under an At Market Issuance Sales Agreement (the “Sales Agreement”) with B. Riley FBR, Inc. (“BRFBR”). In accordance with the terms of the Sales Agreement, we may offer and sell, from time to time, through at-the-market offerings, with BRFBR as agent, our common shares having an aggregate offering price of up to $30.0 million, subject to an aggregate maximum of $13.0 million that may be offered and sold under the prospectus supplement. BRFBR, at our discretion and instruction, is required to use its commercially reasonable efforts to sell the common shares at market prices. During the three and nine months ended September 30, 2018, we sold 516,661 common shares under the Sales Agreement for gross proceeds of $2.3 million. Subsequent to September 30, 2018, we sold 800,876 common shares under the Sales Agreement for gross proceeds of $3.0 million. We intend to use net proceeds for preparations for future product launches, including the anticipated NDA re-filing for Brinavess®, business development opportunities and general corporate purposes. As of the date of this MD&A, $7.8 million remains available for issuance under this prospectus supplement.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated data for the three and nine months ended September 30, 2018 and 2017 and as at September 30, 2018 and December 31, 2017 as follows:

(In thousands of U.S. dollars, except as otherwise stated)	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Statement of operations data:
Revenue	$7,007	$6,021	$19,728	$16,974
Operating loss	(5,303)	(4,838)	(22,550)	(16,715)
Net loss	(7,105)	(6,623)	(10,137)	(21,468)
Loss per share - basic and diluted (in dollars)	$(0.20)	$(0.20)	$(0.29)	$(0.66)

	As at
	September 30, 2018	December 31, 2017
Balance sheet data:
Total assets	$62,067	$66,812
Long-term debt, net of unamortized debt issuance costs	40,722	40,000

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RESULTS OF OPERATIONS

Three and Nine Months Ended September 30, 2018 Compared to Three and Nine Months Ended September 30, 2017

We recorded a net loss of $7.1 million (basic loss per share of $0.20) for the three months ended September 30, 2018 compared to a net loss of $6.6 million (basic loss per share of $0.20) for the three months ended September 30, 2017. The increase in net loss was primarily due to an increase in our selling, general and administration (“SG&A”) expense as a result of the expansion of our direct sales force in Europe related to the launch of our antibiotic products, Xydalba™ and Zevtera®/Mabelio®. On a year-to-date basis, we recorded a net loss of $10.1 million (basic loss per share of $0.29) for the nine months ended September 30, 2018 compared to a net loss of $21.5 million (basic loss per share of $0.66) for the nine months ended September 30, 2017. The decrease in net loss on a year-to-date basis was due primarily to the gain we recognized on the disposition of the Canadian business portfolio to Cipher pursuant to the Arrangement, partially offset by an increase in our SG&A expense.

Revenue

Revenue is earned through the sale of our commercialized products. Revenue may fluctuate between periods based on the timing of large and infrequent distributor orders. These distributor orders may impact both quarterly and annual revenue figures, and the related variance compared to prior periods, because a large order may comprise a relatively large proportion of the period’s total revenue. As a result, changes in revenues on a period-to-period basis may not provide a clear indication of actual sales trends.

Revenue for the three months ended September 30, 2018 was $7.0 million compared to revenue of $6.0 million for the three months ended September 30, 2017. Revenue for the nine months ended September 30, 2018 was $19.7 million compared to revenue of $17.0 million for the nine months ended September 30, 2017. The increase in revenue was primarily attributable to the commercial rollout of Xydalba™ and sales of Zevtera®/Mabelio®, which we acquired from Basilea in September 2017.

For the three and nine months ended September 30, 2018, revenue from our cardiology products (Aggrastat®, Brinavess® and Esmocard®) was $5.6 million and $15.5 million, respectively, and revenue from our antibiotic products (Xydalba™ and Zevtera®/Mabelio®) was $1.4 million and $4.2 million, respectively. For the three and nine months ended September 30, 2017, revenue from our cardiology products was $5.7 million and $16.5 million, respectively, and revenue from our antibiotic products was $0.3 million and $0.4 million, respectively.

Gross Margin

Gross margin for the three and nine months ended September 30, 2018 was 69.5% and 67.6%, respectively, compared to 75.3% and 71.5% for the three and nine months ended September 30, 2017. The fluctuation in gross margin is primarily due to changes in product mix as we had a higher percentage of revenues from our antibiotic products during the three and nine months ended September 30, 2018.

Selling, General & Administration Expense

SG&A expense for the three months ended September 30, 2018 was $9.2 million compared to $8.5 million for the three months ended September 30, 2017. The increase in SG&A expense was primarily due to expansion of our direct sales force in Europe related to the launch of our antibiotic products, Xydalba™ and Zevtera®/Mabelio®. SG&A expense for the nine months ended September 30, 2018 was $32.7 million compared to $26.3 million for the nine months ended September 30, 2018. The increase in SG&A expense was due to business development and transaction costs in connection with the Arrangement, as well as expansion of our direct sales force in Europe related to the launch of our antibiotic products, Xydalba™ and Zevtera®/Mabelio®.

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Interest Expense

Interest expense for the three and nine months ended September 30, 2018 was $1.7 million and $4.4 million, respectively, compared to $1.8 million and $3.8 million for the three and nine months ended September 30, 2017. The increase on a year-to-date basis was primarily due to interest being accrued on a higher long-term debt principal amount.

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2017. The selected financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

	Three months ended
(In thousands of U.S. dollars except per share amounts)	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017

Revenue	$7,007	$6,178	$6,543	$7,034
Cost of goods sold	2,135	1,962	2,301	1,931
Selling, general and administration	9,186	12,631	10,902	10,417
Interest expense	1,686	1,667	1,063	1,899
Gain on disposal of Canadian Operations	—	18,489	—	—
Net income (loss)	(7,105)	5,428	(8,460)	(8,343)
Earnings (loss) per share - basic and diluted	(0.20)	0.16	(0.24)	(0.24)

	Three months ended
(In thousands of U.S. dollars except per share amounts)	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016

Revenue	$6,021	$5,754	$5,199	$7,018
Cost of goods sold	1,488	1,721	1,636	1,858
Selling, general and administration	8,481	9,576	8,220	9,098
Interest expense	1,762	1,247	787	828
Other expense on modification of long-term debt	29	1,422	—	—
Net loss	(6,623)	(8,512)	(6,333)	(5,587)
Loss per share - basic and diluted	(0.20)	(0.26)	(0.20)	(0.18)

Variations in our revenue, expense and net loss for the periods above resulted primarily from the following factors:

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In the first quarter of 2017, our net loss increased by approximately $0.7 million to $6.3 million, or a basic loss per share of $0.20. The increase in net loss from the prior quarter was driven by a decrease in revenue offset partially by a decrease in SG&A expense. The decrease in revenue was due to the timing of distributor sales.

In the second quarter of 2017, our net loss increased by approximately $2.2 million to $8.5 million, or a basic loss per share of $0.26. The increase in net loss from the prior quarter was due to expenses incurred on the modification of the CRG Term Loan and an increase in SG&A expense. We incurred investment banking, legal and other expenses of $1.4 million in connection with the modification of the CRG Term Loan. The increase in SG&A expense was due to an increase in stock-based compensation expense from the prior quarter.

In the third quarter of 2017, our net loss decreased by approximately $1.9 million to $6.6 million, or a basic loss per share of $0.20. The decrease in net loss from the prior quarter was primarily due to one-time expenses we incurred in the prior quarter on the modification of the CRG Term Loan. In addition, our revenues and gross margin increased and our SG&A expense decreased from the prior quarter. The decrease in SG&A expense was due to a decrease in stock-based compensation expense from the prior quarter.

In the fourth quarter of 2017, our net loss increased by approximately $1.7 million to $8.3 million, or a basic loss per share of $0.24. The increase in net loss from the prior quarter was due to an increase in our SG&A expense. The increase in SG&A was due to non-recurring compensation related to severance payments made to former employees, an increase in fees associated with business development activities and costs associated with the expansion of Zevtera®/Mabelio®, which we acquired in September 2017.

In the first quarter of 2018, our net loss increased by approximately $0.2 million to $8.5 million, or a basic loss per share of $0.24. The slight increase in net loss from the prior quarter was due to a decrease in our gross margin as well as an increase in SG&A due to transaction costs associated with the Arrangement.

In the second quarter of 2018, we had a net income of $5.4 million, or a basic earnings per share of $0.16. The net income was due to a gain of $18.5 million that we recognized on the disposition of our Canadian business portfolio to Cipher pursuant to the Arrangement. This gain was offset by an increase in SG&A due to business development and transaction costs associated with the Arrangement of approximately $1.8 million.

In the third quarter of 2018, we had a net loss of $7.1 million, or a basic loss per share of $0.20. The $12.5 million decrease in net income from the prior quarter was due to the one-time gain on disposition of our Canadian business portfolio we recognized in the second quarter of 2018. This was offset by an increase in revenues and a decrease in SG&A in the third quarter of 2018 due to non-recurring business development and transaction costs associated with the Arrangement incurred in the second quarter of 2018.

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LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash flow generated from sales of our products, the issuance of common shares, and debt financing.

Cash Flows

Sources and Uses of Cash

(in thousands of U.S. dollars)	For the three months ended September 30		For the nine months ended September 30
	2018	2017	2018	2017
Cash used in operating activities	$(7,460)	$(5,276)	$(21,397)	$(19,186)
Cash provided by (used in) investing activities	159	(5,206)	13,894	(5,224)
Cash provided by financing activities	2,188	8,180	2,402	23,768
Effect of foreign exchange rate on cash, cash equivalents, and restricted cash	(10)	161	(257)	462
Net decrease in cash, cash equivalents, and restricted cash	$(5,123)	$(2,141)	$(5,358)	$(180)

At September 30, 2018, we had $18.8 million in cash, cash equivalents and restricted cash, compared to $24.2 million at December 31, 2017. The decrease in cash, cash equivalents, and restricted cash for the nine months ended September 30, 2018 was mainly attributable to $21.4 million of cash used in operating activities offset by $13.9 million in cash provided by investing activities and $2.4 million in cash provided by financing activities.

Cash used in operating activities for the three months ended September 30, 2018 was $7.5 million, an increase of $2.2 million from $5.3 million for the three months ended September 30, 2017. The increase in cash used was due to an increase in revenues offset by an increase in SG&A, and the timing of accounts receivable and payable turnover. Cash used in operating activities for the nine months ended September 30, 2018 and 2017 was $21.4 million and $19.2 million, respectively. The increase in cash used was due to an increase in revenues offset by an increase in SG&A due to business development and transaction costs associated with the Arrangement, unrealized foreign exchange, the timing of accounts receivable and payable, and a decrease in inventory levels.

Cash provided by investing activities for the three and nine months ended September 30, 2018 was $0.2 million and $13.9 million, respectively. As part of the Arrangement, we received $18.7 million in cash during the second quarter of 2018. This was partially offset by a milestone payment we made to Allergan of $4.5 million in the second quarter of 2018. Cash used in investing activities for the three and nine months ended September 30, 2017 was $5.2 million related to the execution of a distribution and license agreement with Basilea for the rights to commercialize Zevtera®/Mabelio®.

Cash provided by financing activities for the three and nine months ended September 30, 2018 was $2.2 million and $2.4 million, respectively. During the three months ended September 30, 2018, we received net proceeds of $2.2 million from shares issued under the Sales Agreement. Cash provided by financing activities for the three and nine months ended September 30, 2017 was $8.2 million and $23.8 million, respectively. During the three months ended September 30, 2017, we received net proceeds of $9.6 million from the CRG Term Loan partially offset by the payment of our deferred consideration of $1.7 million. During the nine months ended September 30, 2017, we received net proceeds of $6.8 million from an At Market Issuance Sales Agreement that was in effect at the time and net proceeds of $19.5 million from the CRG Term Loan, offset by the payment of our deferred consideration of $2.8 million.

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Funding Requirements

We expect to devote financial resources to our operations, sales and commercialization efforts, regulatory approvals and business development. We will require cash to fund operations, pay interest and make principal payments on the CRG Term Loan.

Our future funding requirements will depend on many factors including:

•	the cost and extent to which we will be successful in obtaining reimbursement for our products in additional countries where they are currently approved;
•	the cost and outcomes of regulatory submissions and reviews for approval of our products in additional countries;
•	the extent to which our products will be commercially successful globally;
•	the extent to which Aggrastat® sales will remain stable as it faces generic competition in certain markets;
•	the future development plans for our products in development;
•	the consummation of suitable business development opportunities;
•	the extent to which we elect to develop, acquire or license new technologies, products or businesses;
•	the size, cost and effectiveness of our sales and marketing programs; and
•	the consummation, continuation or termination of third-party manufacturing, distribution and sales and marketing arrangements.

As of September 30, 2018, we had $16.8 million in unrestricted cash and cash equivalents, compared to $22.1 million at December 31, 2017. We have a history of incurring operating losses and negative cash flows from operations. We expect to have sufficient capital to fund our current planned operations during the next twelve-month period but will not retain sufficient cash to meet our minimum liquidity requirements under the CRG Term Loan. These factors raise substantial doubt about our ability to continue as a going concern within one year from the interim financial statements issuance date.

Contractual Obligations

As of September 30, 2018, and in the normal course of business, we have the following obligations to make future payments, representing contracts and other commitments that are known and committed.

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Contractual Obligations	Payment due by period
(In thousands of U.S. dollars)	2018	2019	2020	2021	2022	There- after	Total
Commitments for clinical and other agreements	$1,520	$629	$730	$103	—	—	$2,982
Supplier purchase commitment	—	161	161	—	—	—	322
CRG Term Loan (1)................	—	—	15,760	21,014	8,616	—	45,390
Interest expense on CRG Term Loan (2)..................	1,396	5,539	5,031	2,417	171	—	14,554
Operating lease obligations	139	525	442	194	194	372	1,866
Total	$3,055	$6,854	$22,124	$23,728	$8,981	$372	$65,114

(1) Based on draws as of the date of this MD&A and assuming continued compliance with all covenants.

(2) Based on draws as of the date of this MD&A and does not include interest expense on other amounts that can be drawn. Based on the assumption that all interest is paid in cash.

Outstanding Share Capital

As of November 5, 2018, there were 36,189,008 common shares issued and outstanding, and 3,664,874 common shares issuable upon the exercise of outstanding stock options (of which 2,323,731 were exercisable) at a weighted average exercise price of CAD $5.00 per share, and 40,622 restricted share units outstanding.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. GAAP. The accounting policies and methods of computation applied in the consolidated interim financial statements as at and for the three and nine months ended September 30, 2018 are the same as those applied in the audited annual financial statements as at and for the year ended December 31, 2017, except as described below.

On January 1, 2018, we adopted the new accounting standard ASC 606, Revenue from Contracts with Customers and all the related amendments (“new revenue standard”) to all contracts using the modified retrospective method.  We recognized the cumulative effect of applying the new revenue standard as an adjustment to the opening balance of deficit.  The comparative information will not be restated and will continue to be reported under the accounting standards in effect for those periods.  We do not expect the adoption of the new revenue standard to have a material impact to our statement of operations and comprehensive loss and to our statement of cash flows on an ongoing basis. The majority of our revenue continues to be recognized when products are shipped from our warehousing and logistics facilities.  There is expected to be no changes to the treatment of cash flows and cash will continue to be collected in line with contractual terms under the new revenue standard. The cumulative effect of the adoption of the new revenue standard on our consolidated January 1, 2018 balance sheet is summarized in the following table:

	December 31, 2017	Adjustments	January 1, 2018

Deferred revenue	$2,502	$300	$2,802
Deficit	($392,865)	($300)	($393,165)

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The transition adjustment arose from our treatment of an upfront payment we received from one of our distributors for the rights to distribute one of our commercialized products.  The upfront payment was previously amortized immediately upon receipt over a 10-year term.  Under the new revenue standard, the upfront payment has been deferred.

On January 1, 2018, we adopted Accounting Standards Update No. (“ASU”) 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires that amounts generally described as restricted cash to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. Aside from conforming to new cash flow presentation and restricted cash disclosure requirements, the adoption of ASU 2016-18 did not have a material impact on our interim consolidated financial statements.

On January 1, 2018, we adopted ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The new standard clarifies certain aspects of the statement of cash flows, and aims to reduce diversity in practice regarding how certain transactions are classified in the statement of cash flows. The adoption of this guidance did not have a material impact on our financial position and results of operations.

On January 1, 2018, we adopted ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other Than Inventory. This new standard eliminates the deferral of the tax effects of intra-entity asset transfers other than inventory. As a result, the income tax consequences from the intra-entity transfer of an asset other than inventory and associated changes to deferred taxes will be recognized when the transfer occurs. The adoption of this guidance did not have a material impact on our financial position and results of operations.

We make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, impairment of long-lived assets, amortization, stock-based compensation and other stock-based payments. We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from our estimates. The discussion on the accounting policies and estimates that require management’s most difficult, subjective and complex judgments, and which are subject to a degree of measurement uncertainty, can be found on pages 17 to 18 of our annual MD&A for the year ended December 31, 2017, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Recent Accounting Pronouncements

Improvements to Nonemployee Share-Based Payment Accounting

In June 2018, the FASB issued ASU 2018-07, “Improvements to Nonemployee Share-Based Payment Accounting”. ASU 2018-07 is intended to more closely align the accounting for employee and non-employee share-based payments. Under the new guidance, the measurement of equity-classified non-employee awards will be fixed at the grant date. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We are evaluating the guidance to determine if there will be any impact on our consolidated financial statements.

Simplifying the Test for Goodwill Impairment

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment”. ASU 2017-04 eliminates the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the goodwill impairment. The goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We are evaluating the revised guidance to determine if there will be any impact on our consolidated financial statements.

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Leases

In February 2016, the FASB issued ASU 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases. In July 2018, the FASB issued ASU 2018-11, “Leases”, which offers a transition option where companies can elect to apply the new guidance using a modified retrospective approach at the beginning of the year of adoption rather than to the earliest comparative period presented in the financial statements. We will adopt the new leasing standard on January 1, 2019 using the modified retrospective approach. We are in the process of completing an analysis of our existing lease arrangements and are evaluating the impact this new leasing standard will have on our consolidated financial statements. We do not believe there will be a material impact from the adoption of this new standard.

RELATED PARTY TRANSACTIONS

During the three and nine months ended September 30, 2018 and 2017, we incurred expenses for consulting services provided by a company owned by one of our officers. The amounts charged were recorded at their exchange amounts and were subject to normal trade terms. For the three months ended September 30, 2018 and 2017, we incurred expenses of $0.05 million and $0.04 million, respectively, for services provided by the consulting company relating to general corporate matters. For the nine months ended September 30, 2018 and 2017, we incurred expenses of $0.2 million and $0.1 million, respectively, for services provided by the consulting company relating to general corporate matters. Included in accounts payable and accrued liabilities at September 30, 2018 and 2017 was $0.2 million and $0.2 million, respectively, owing to the consulting company. There are ongoing contractual obligations as we have a contract in place with the consulting company in which we are committed to pay the consulting company $0.2 million annually in exchange for consulting services relating to general corporate matters.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

INTERNAL CONTROL OVER FINANCIAL REPORTING

We did not make any changes in our internal control over financial reporting during the three and nine months ended September 30, 2018 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events occurring. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. At September 30, 2018, our cash and cash equivalents were primarily held as cash, the majority of which was denominated in Canadian dollars. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows. We are exposed to interest rate cash flow risk on our cash and cash equivalents as these instruments bear interest based on current market rates.

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